UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-252500
NOTIFICATION OF LATE FILING	CUSIP NUMBER 984213108

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

YCQH Agricultural Technology Co. Ltd
Full Name of Registrant

N/A
Former Name if Applicable

No.1002, Block 2, No.5, Annex 5, No.188, Beizhan East Road, Shapingba District, Chongqing, China
Address of Principal Executive Office (Street and Number)

Chongqing, China 400030
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

YCQH Agricultural Technology Co. Ltd (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 22, 2024, the Company’s independent public accounting firm notified the Company that it would resign as the Company’s auditor effective as of July 22, 2024. The Company subsequently engaged a new independent public accounting firm. While the Company is working with its independent auditors to file the Form 10-Q as soon as practicable, the Company may not be able to file the Form 10-Q on or before the expiration of the extension period provided in Rule 12b-25(b).

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which statements are subject to considerable risks and uncertainties. These forward-looking statements include statements regarding the expected timing of the filing of the Quarterly Report. Forward-looking statements include all statements that are not solely historical facts and can be identified by terms such as “believe,” “anticipate,” “could,” “estimate,” “expect,” “may,” “should,” or similar expressions. Investors are cautioned not to place undue reliance on these forward-looking statements, which are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements speak only as of the date of this Form 12b-25, and the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Weibing Wu	+86	13537663700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

YCQH Agricultural Technology Co. Ltd

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2024	By:	/s/ Wang Min
	Name:	Wang Min
	Title:	Chief Executive Officer, President, Secretary, Treasurer and Director